Notice of Annual Meeting

  Notice is hereby given to the holders of Common Shares of Otter Tail Power Company that the Annual Meeting of Shareholders of the Company will be held in the National Guard Armory, 421 East Cecil, Fergus Falls, Minnesota, on Monday, April 13, 1998, at 10:00 a.m. to consider and act upon the following matters:

    1. To elect three Directors to serve until the Annual Meeting in 2001, or until their successors are elected and qualified;

    2. To approve the appointment by the Board of Directors of Deloitte & Touche LLP as independent auditors for the year
       1998; and

    3. To transact such other business as may properly be brought before the meeting.

  Dated:  March 13, 1998          JAY D. MYSTER, Corporate Secretary

            IMPORTANT - PLEASE MAIL YOUR PROXY PROMPTLY

  In order that there may be a proper representation at the meeting, you are urged, whether you own one share or many, to complete, sign, and mail your Proxy in the enclosed envelope. No postage is required if mailed in the United States.


                       PROXY STATEMENT
                   OTTER TAIL POWER COMPANY
                ANNUAL MEETING OF SHAREHOLDERS
                        April 13, 1998

  This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Otter Tail
  Power Company of Proxies for use at the Annual Meeting of Shareholders to be held on April 13, 1998.

  The mailing address of the principal executive office of the Company is Box 496, Fergus Falls, Minnesota 56538-0496. The approximate date on which the Proxy Statement and form of Proxy will be first sent to shareholders is March 13, 1998.

  Any shareholder giving a Proxy will have the right to revoke it by written notice to an officer of the Company or by filing with an officer another Proxy bearing a later date at any time before it is voted at the meeting. A shareholder wishing to vote in person after giving a Proxy must first give written notice of revocation to an officer of the Company.

  All shares represented by valid, unrevoked Proxies will be voted at the Annual Meeting. Shares voted as abstentions on any matter (or as "withhold authority" as to Directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting and as unvoted, although present and entitled to vote, for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting, but will not be considered as present and entitled to vote with respect to such matters.

  The cost of soliciting Proxies will be borne by the Company. In addition to solicitation by mail, officers and regular employees of the Company may solicit Proxies by telephone, telegraph, or in person.

  The record date for the determination of shareholders entitled to vote at the meeting is the close of business on February 13, 1998.

  A copy of the Company's 1997 Annual Report, including financial statements, was mailed to each shareholder of record on or about March 6, 1998.


                  Outstanding Voting Shares

  The outstanding voting shares of the Company at the close of business on February 13, 1998, the record date for shareholders entitled to notice of and to vote at said meeting, consisted of 11,734,916 Common Shares. Each holder of record at the close of business on that day is entitled to one vote per share.

  The only person known to the Company to own beneficially (as defined by the Securities and Exchange Commission for proxy statement purposes) more than 5% of the outstanding Common Shares of the Company as of February 13, 1998, is as follows:

                                  Amount and
  Name and Address                 Nature of      Percent
  of Beneficial                   Beneficial        of
  Owner                            Ownership       Class

  Otter Tail Power               1,032,272 shs.    8.8%
  Company Employee
  Stock Ownership Plan
  c/o Mellon Bank, N.A.
  One Mellon Bank Center
  Pittsburgh, PA  15258-0001

  The Common Shares owned by the Employee Stock Ownership Plan
  (ESOP) are held in trust for the benefit of participants in the ESOP for which Mellon Bank is Trustee, subject to the direction of the ESOP Retirement Committee. The ESOP has sole investment power over the Common Shares held in trust. Participants are entitled to instruct the ESOP Trustee on how to vote all Company Common Shares allocated to their accounts (1,032,272 Common Shares as of December 31, 1997) and will receive a separate Proxy for voting such Shares. All Common Shares allocated to the participants for which no voting instructions are received and all unallocated Common Shares held by the ESOP (NONE as of December 31, 1997) will be voted by the Trustee in proportion to the instructed shares.

               Nominees for Election as Directors

  The terms of Ms. Dietz, Mr. Liebe, and Mr. MacFarlane expire at the time of the 1998 Annual Meeting. The Board of Directors nominates for reelection Ms. Dayle Dietz, Mr. Arvid Liebe, and Mr. John MacFarlane to serve a three-year term ending at the time of the Annual Meeting in 2001.

  It is the intention of the proxies named to vote for the three nominees named below, but in case any of them should become unavailable due to unforeseen causes, the proxies will vote for the remainder of such nominees and may also vote for other nominees not named herein in lieu of those unable or unwilling to serve. The affirmative vote of a majority of the Common Shares present and entitled to vote with respect to the election of Directors is required for the election of the nominees to the Board of Directors.

  The following information is furnished with respect to each nominee for election as a Director and for each Director whose term of office will continue after the meeting:

                           Principal                        Director
  Name                     Occupation (1)           Age      Since

  Nominees for election for a term
  of three years expiring April 2001:

  Dayle Dietz *        Retired Associate Professor   69       1983
                       and Department Chair
                       Marketing & Management
                       North Dakota State College of Science
                       Wahpeton, North Dakota (2)

  Arvid R. Liebe ***   President, Liebe Drug, Inc.   56       1995
                       (Retail Business)
                       Milbank, South Dakota

  John C. MacFarlane * Chairman, President and       58       1983
                       Chief Executive Officer
                       Otter Tail Power Company
                       Fergus Falls, Minnesota

  Directors whose terms expire April 2000:

  Thomas M. Brown */***  Retired Partner             67       1991
                         Dorsey & Whitney LLP
                         Minneapolis, Minnesota (3)

  Maynard D. Helgaas *** Chairman of the Board       63       1985
                         Midwest Agri-Development
                         Corp.
                         (Farm Equipment and Supplies)
                         Jamestown, North Dakota

  Robert N. Spolum **    Retired Chairman,           67       1991
                         President and CEO
                         Melroe Company
                         (Industrial Equipment Manufacturer)
                         Owner, R. N. Spolum & Associates
                         (Business Consulting)
                         Fargo, North Dakota (4)

  Directors whose terms expire April 1999:

  Dennis R. Emmen **/*** Retired Senior Vice         64       1984
                         President-Finance,
                         Treasurer and Chief
                         Financial Officer
                         Otter Tail Power Company
                         Fergus Falls, Minnesota (5)

  Kenneth L. Nelson **   President, Barrel O'Fun,    56       1990
                         President, Kenny's Candy
                         Owner, Bec-Lin Foods
                         Owner, Nelson's Confections
                         (Production of Snack Foods)
                         Perham, Minnesota

  Nathan I. Partain */** Executive Vice President,   41       1993
                         Phoenix Duff & Phelps
                         Duff & Phelps Investment
                         Management Co.
                         (Investment Management)and
                         Senior Vice President and
                         Chief Investment Officer
                         Duff & Phelps Utilities Income Inc.
                         (Closed-end Utility Income Fund)
                         Chicago, Illinois

    *     Member of Nominating Committee of the Board of Directors
   **     Member of Audit Committee of the Board of Directors
  ***     Member of Compensation Committee of the Board of Directors

  (1) Except as indicated by footnotes below, each of the nominees and Directors has had the same position or another executive position with the same employer for the past five years.

  (2) Ms. Dietz retired from her position as Associate Professor and Department Chair of Marketing and Management at the North Dakota State College of Science on July 1, 1997. She had been on the faculty of the school since September 1969, and served as Department Chair since September 1985 and Associate Professor since September 1994.

  (3) Mr. Brown was a partner in the law firm of Dorsey & Whitney from 1963 until his retirement on January 1, 1991, at which time he became of counsel to the firm. On November 29, 1993, his status in the firm changed to that of Retired Partner.

  (4) Mr. Spolum held the office of President and Chief Executive Officer of Melroe Company from 1972 until he became Chairman in September 1992. He retired as Chairman on February 28, 1993. He also retired as Senior Vice President of Clark Equipment Company, South Bend, Indiana, of which Melroe is a business unit, on February 28, 1993. He continued to serve as a consultant for Clark Equipment Company until February 28, 1996.

  (5) Mr. Emmen held the office of Senior Vice President-Finance, Treasurer and Chief Financial Officer from April 13, 1981, until his retirement on June 30, 1995.

  The Company has a standing Audit Committee, Compensation Committee, and Nominating Committee. The Company's Audit Committee reviews accounting and control procedures of the Company. The committee is composed of four members of the Board of Directors who, for 1997, were Dennis R. Emmen, Kenneth L. Nelson, Nathan I. Partain, and Robert N. Spolum. In 1997 this committee held three meetings.

  The Compensation Committee is composed of four members of the Board of Directors who, for 1997, were Thomas M. Brown, Dennis R. Emmen, Maynard D. Helgaas, and Arvid R. Liebe. The committee reviews the compensation of the officers and fees of Directors of the Company and makes recommendations on such compensation and fees to the Board of Directors. This committee held two meetings in 1997.

  The Nominating Committee identifies qualified nominees to succeed to Board membership. The committee is composed of four members of the Board of Directors who, for 1997, were Thomas M. Brown, Dayle Dietz, John C. MacFarlane, and Nathan I. Partain. Any shareholder may submit recommendations for membership on the Board of Directors by sending a written statement of the qualifications of the recommended individual to the President, Otter Tail Power Company, Box 496, Fergus Falls, Minnesota 56538-0496. In 1997 this committee held one meeting.

  During 1997 the Board of Directors held a total of six regularly scheduled and special meetings. Each incumbent Director attended at least 75% of the total of (i) all meetings of the Board of Directors held during the period for which he or she was a Director, and (ii) all meetings of the committees during the periods he or she served on such committees.

  Directors' Compensation

  All Directors of the Company (other than officers of the Company) are compensated $12,000 per year for all services as Directors, including service on committees. A fee of $500 is also paid for attendance at each board and committee meeting, and the committee chair is paid an additional $250 per committee meeting. In addition, nonofficer Directors receive an actual expense or a $100 travel allowance if they are required to furnish their own transportation to Directors' or any committee meetings outside their city of residence. Nonemployee Directors may elect to defer the receipt of all or part of the fees pursuant to the Company's Deferred Compensation Plan for Directors. Interest accrues on any deferred amounts at a rate equal to one-half of 1% over the prime commercial rate of U. S. Bank National Association (formerly First Bank National Association).

                 Security Ownership of Management

  The following table sets forth information, as of December 31, 1997, with respect to beneficial ownership of Common Shares of the Company for each Director and nominee, each executive officer named in the Summary Compensation Table herein, and all Directors and executive officers of the Company as a group.

                                   Amount and Nature of
  Name of Beneficial Owner         Beneficial Ownership(1)(2)

  Thomas M. Brown                         574
  Dayle Dietz                           1,708
  Dennis R. Emmen                       1,500      (3)
  Maynard D. Helgaas                      626
  Douglas L. Kjellerup                  4,269
  Arvid R. Liebe                        1,106      (4)
  John C. MacFarlane                   17,230      (5)
  Richard W. Muehlhausen                5,785      (6)
  Jay D. Myster                         7,504      (7)
  Kenneth L. Nelson                     2,238
  Nathan I. Partain                     1,000      (8)
  Rodney C. H. Scheel                   3,994
  Robert N. Spolum                      2,780

  All Directors and executive officers
    as a group                         70,763

  (1) Represents outstanding Common Shares beneficially owned both directly and indirectly as of December 31, 1997. The Common Share interest of each named person and all Directors and executive officers as a group represents less than 1% of the aggregate amount of Common Shares issued and outstanding. Except as indicated by footnote below, the beneficial owner possesses sole voting and investment powers with respect to the shares shown.

  (2) Includes Common Shares held by the Trustee of the Company's Employee Stock Ownership Plan for the account of executive officers of the Company with respect to which such persons have sole voting power and no investment power, as follows:
       Mr. Kjellerup, 4,269 shares; Mr. MacFarlane, 7,938 shares; Mr. Muehlhausen, 5,785 shares; Mr. Myster, 5,402 shares; Mr. Scheel, 3,989 shares; and all Directors and executive officers as a group, 45,885 shares.

  (3) Includes 1,500 shares owned jointly with Mr. Emmen's wife as to which he shares voting and investment power.

  (4) Includes 51 shares owned jointly with Mr. Liebe's wife as to which he shares voting and investment power.

  (5) Includes 9,293 shares owned jointly with Mr. MacFarlane's wife as to which he shares voting and investment power.

  (6) Excludes 864 shares owned by Mr. Muehlhausen's wife as to which he disclaims beneficial ownership.

  (7) Includes 2,102 shares owned jointly with Mr. Myster's wife as to which he shares voting and investment power.

  (8) Includes 200 shares owned jointly with Mr. Partain's wife as to which he shares voting and investment power.

  No Director, nominee or executive officer of the Company owned beneficially, directly or indirectly, on December 31, 1997, any shares of any series of Cumulative Preferred Shares of the Company except for Mr. Emmen, who owned 115 Cumulative Preferred Shares of the $3.60 series.

  The information with respect to beneficial ownership of securities of the Company is based on information furnished to the Company by each person included in the table.

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors and executive officers and holders of more than 10% of the Company's Common Shares to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. The Company believes that during the year ended December 31, 1997, its Directors and executive officers complied with all Section 16(a) filing requirements.

                      Executive Compensation

  Compensation Committee Report on Executive Compensation

  The Compensation Committee of the Board of Directors (the "Committee") is responsible for developing and making recommendations to the Board with respect to the Company's executive compensation program. The components of the Company's executive compensation program consist of a base salary and an incentive bonus.

  The Committee develops annual recommendations for the Board concerning the base salary and incentive bonuses for the Chief Executive Officer and for each of the other executive officers of the Company. In order to develop its recommendations to the Board, the Committee reviews and evaluates an analysis of executive compensation for each of the Company's executive officers prepared for the Committee by the Chief Executive Officer (the "Company Analysis"). The Company Analysis is based upon a compensation analysis performed for the Company by the independent consulting firm of Towers Perrin (the "TP Analysis"). The TP Analysis established the market competitiveness for twelve top management positions of the Company by listing for each management position the median base salaries obtained from three primary sources: Towers Perrin/Compensation Data Bank 1996 Executive Compensation Survey of March 1996 ("General Industry Survey"); Towers Perrin/Edison Electric Institute 1996 Executive Compensation Survey of March 1996 ("EEI Survey"); and Watson Wyatt Data Services, Inc./ECS 1996-97 Top Management Report of April 1996 ("ECS Survey"). The data of all such surveys was updated to reflect April 1, 1997 levels, using a 4% annual update factor. All data was adjusted to take into account the relative size (based on sales) of each company reporting data in the surveys. In preparing the Company Analysis, the Company used the TP Analysis in arriving at a competitive mid-point for base salaries in each of the listed management positions. Since it was believed that the EEI Survey most nearly reflected the market in which the Company competes, the competitive mid-point in the Company Analysis was based 80% on the EEI Survey median salaries and 20% on the ECS Survey median salaries. The Company Analysis showed, in addition to the competitive mid-points so determined, salary ranges for each management position of 20% below and 20% above the mid-points. These salary ranges and mid-points were weighted (based on either total consolidated revenues or total electric revenues) for each management position, depending on the individual involvement in generating Company revenues. The Company Analysis also reflected the years of service of each of the executive officers along with their current base salaries.

  The Chief Executive Officer then makes specific recommendations to the Committee with respect to adjustments in base salary for certain executive officers (other than himself) based on various factors which are typically subjective and reflect individual performances by such officers during the year or changes in their corporate responsibilities. These recommendations for officer base salaries are then reviewed by the Committee against the ranges (minimum/mid-point/maximum) shown on the Company Analysis to determine if the Company's executive base salaries are within the ranges in the Company Analysis. Thereafter, further upward or downward adjustments in base salary may be made by the Committee from those recommended by the Chief Executive Officer; however, the final base salaries so determined by the Committee are primarily subjective and not targeted specifically to any of the salary levels reflected in the TP Analysis, nor are they set in accordance with any other objective criteria. It should be noted that the groups of companies which make up the TP Analysis, the General Industry Survey, the EEI Survey and the ECS Survey are not the same as those included in the EEI Index in the Stock Performance Graph appearing in this Proxy Statement.

  Incentive bonuses for executive officers (including the Chief Executive Officer) are awarded only if the Company exceeds certain targeted corporate performance objectives set by the Board of Directors, upon the recommendation of the Committee, near the end of the first fiscal quarter of each year. Incentive bonuses are paid in cash following the close of the fiscal year after it has been determined whether the targeted corporate performance objectives have been exceeded. The corporate performance objectives in place for 1997 were as follows:

  * Operating results as indicated by earnings per share for 1997. The amount of the bonus equals a fixed amount for each $0.01 per share that actual earnings per share exceeds the targeted earnings per share. Each executive officer receives the same dollar amount if the target is exceeded. The target for earnings per share was exceeded in 1997.

  * Average quarterly cumulative total return to the Company's common shareholders during 1997. The amount of the bonus equals a fixed amount for each one percent that the Company's average quarterly cumulative total return exceeds that of the EEI Index for the same year, with an additional fixed amount for each percent above five percent. Each executive officer receives the same dollar amount if the target is exceeded. The target for total return was not exceeded in 1997.

  * Total corporate rate of return ("ROE") for 1997. The amount of the bonus equals a fixed percentage of the executive officer's base salary for each one percent that the Company's ROE for the year exceeds the national average of ROEs for electric companies as reported by C.A. Turner Utility Reports. The target for ROE was exceeded in 1997.

  In addition to the incentive bonuses paid to all executive officers, Mr. Kjellerup, the Company's Vice President of Marketing and Development, and Mr. Scheel, the Company's Vice President of Electrical Operations, were eligible to receive a special bonus based on their responsibiity for and participation in the Company's diversification efforts. Mr. Kjellerup serves as the Company's liaison to Mid-States Development, Inc. ("Mid-States"), a subsidiary of the Company that owns various businesses engaged in construction, manufacturing, health services and communications. Mr. Scheel serves as President of North Central Utilities, Inc. ("NCU"), a subsidiary of the Company that owns various telecommunications businesses. Their special bonus awards for 1997 were based on the respective contributions made by Mid-States and NCU to the Company's earnings per share for 1997, and were calculated pursuant to a formula set by the Board of Directors, upon the recommendation of the Committee, near the end of the first fiscal quarter of 1997. The special bonuses were paid in cash following the close of the fiscal year.

  The base salary of the Chief Executive Officer is set by the Board upon the recommendation of the Committee. The Chief Executive Officer's base salary is determined generally in accordance with the criteria discussed above pertaining to other executive officers; however, the Chief Executive Officer's base salary is determined solely by the Committee without any recommendation by the Chief Executive Officer. The Chief Executive Officer's incentive bonus, if any, is determined in the same manner as the other executive officers and depends on whether the Company exceeds the targeted performance objectives discussed above.

  The Company currently maintains a variety of employee benefit plans and programs, which are generally available to all employees of the Company, including executive officers, such as the Gain Share Program, Performance Incentive Program, Retirement Savings
  (401k) Plan, Employee Stock Ownership Plan (ESOP), Pension Plan, and Life and Living Plans. The Gain Share Program provides for the payment of an annual cash bonus to all Company employees, including executive officers, to the extent that actual earnings per share exceeds targeted earnings per share for the year.
  Awards under the Gain Share Program are based on a fixed formula agreed to in the context of prior union negotiations and are computed as a percent of base pay. The Compensation Committee does not set the performance objectives or make awards under the Gain Share Program. The Company also maintains an Executive Survivor and Supplemental Retirement Plan and nonqualified profit-sharing and retirement savings plans for certain senior executives.

  Thomas M. Brown  Dennis R. Emmen  Maynard D. Helgaas  Arvid R. Liebe

  Summary Compensation Table

  The following table sets forth information concerning compensation for services in all capacities to the Company and its subsidiaries for each of the last three fiscal years of the Chief Executive Officer of the Company, and the other four most highly compensated executive officers whose salary and bonus for 1997 exceeded $100,000 (the "Named Officers").

                                   Annual Compensation
                                                            All Other
  Name and Principal Position   Year   Salary   Bonus(1)  Compensation(2)

  John C. MacFarlane            1997  $279,375  $ 40,143    $12,112
    Chairman of the Board,      1996  $259,375  $ 19,669    $11,713
    President and Chief         1995  $241,250  $ 16,308    $11,182
    Executive Officer

  Rodney C. H. Scheel           1997  $ 93,000  $156,712    $ 5,057
    Vice President, Electrical  1996  $ 89,000  $ 21,602    $ 4,269
                                1995  $ 84,690  $ 12,863    $ 4,518

  Richard W. Muehlhausen        1997  $140,250  $ 22,891    $ 7,270
    Sr. Vice President,         1996  $134,900  $ 17,428    $ 6,612
    Corporate Services          1995  $127,500  $ 13,804    $ 6,448

  Douglas L. Kjellerup          1997  $115,250  $ 34,791    $ 6,099
    Vice President,             1996  $107,025  $ 31,926    $ 5,391
    Marketing & Development     1995  $ 89,250  $ 42,964    $ 4,724

  Jay D. Myster                 1997  $127,500  $ 21,310    $ 6,673
    Sr. Vice President,         1996  $118,750  $ 17,138    $ 5,905
    Governmental & Legal,       1995  $113,500  $ 13,497    $ 5,817
    Corporate Secretary

  (1) Included (i) awards under the incentive bonus program for executive officers described above in the Compensation Committee Report on Executive Compensation, (ii) awards under the Gain Share bonus program for all Company employees described above in the Compensation Committee Report, and
       (iii) the special bonus awards to Mr. Kjellerup and Mr. Scheel described above in the Compensation Committee Report.

  (2) Amounts of All Other Compensation for 1997 consist of (i) amounts contributed by the Company under the Retirement Savings Plan for 1997, as follows: Mr. MacFarlane, $3,563; Mr. Scheel, $1,744; Mr. Muehlhausen, $2,630; Mr. Kjellerup, $2,161; and Mr. Myster, $2,391; (ii) the amount of the Company's contribution under the Employee Stock Ownership Plan which was invested in Common Shares for the account of each Named Officer for 1997, as follows: Mr. MacFarlane, $4,496; Mr. Scheel, $2,613; Mr. Muehlhausen, $3,941; Mr.
       Kjellerup, $3,238; and Mr. Myster, $3,583; (iii) amounts contributed by the Company under the nonqualified Profit Sharing Plan for 1997, as follows: Mr. MacFarlane, $3,354; and (iv) $700 for each Named Officer pursuant to the Company's program to reimburse employees for unreimbursed medical expenses.

  Pension and Supplemental Retirement Plans

  The following table estimates the aggregate annual amount of lifetime benefits, as of January 1, 1998, that would be payable under the Company's tax-qualified defined benefit pension plan to participants in the final average earnings and years of credited service categories indicated:

  Annual Final                          Years of Service
  Average Earnings   15       20       25         30    40 or more
  $40,000          $8,363  $11,150  $13,938    $16,725   $18,398
   60,000          13,863   18,484   23,104     27,725    30,498
   80,000          19,363   25,817   32,271     38,725    42,598
  100,000          24,863   33,150   41,438     49,725    54,698
  120,000          30,363   40,484   50,604     60,725    66,798
  140,000          35,863   47,817   59,771     71,725    78,898
  160,000 or more* 41,363   55,150   68,938     82,725    90,998

  * Compensation used for benefits is limited to $160,000 from the qualified plan

  A participant's annual final average earnings is determined using the 42 consecutive months out of the last 10 consecutive years prior to the participant's retirement which produces the highest average salary. As of December 31, 1997, the annual final average earnings and actual credited years of service for each of the Named Officers were as follows: Mr. MacFarlane, $253,572 (36.5 years); Mr. Scheel, $87,734 (24 years), Mr. Muehlhausen, $131,757 (33.5 years); Mr. Kjellerup, $101,436 (35 years); Mr. Myster, $118,357 (24 years).

  The benefits in the foregoing table were calculated as a straight life annuity. Because covered compensation takes into account an average of annual Social Security benefits, there is no deduction for Social Security under the Pension Plan. The amounts shown in the above table reflect the limits imposed by Sections 415 or 401(a)(17) of the Internal Revenue Code.

  The Company maintains the Executive Survivor and Supplemental Retirement Plan which was amended effective July 1, 1994. This Plan is designed to provide survivor and retirement benefits for certain executive officers and other key management employees in order to attract and retain employees of outstanding competence. Each of the Named Officers is a participant in this Plan. If a participant dies while employed or disabled, the Company will pay the participant's beneficiary an amount equal to four times the participant's annual salary at the time of death. If a participant dies after retirement or dies after termination for other reasons with a vested benefit, the Company will pay the participant's beneficiary a lesser amount, depending upon the participant's age at death and his or her vested percentage.

  In addition to these survivor benefits, the Plan provides retirement benefits. Under the Plan, the Company will pay a participant who retires at age 65 an annual retirement benefit for life (or, if more, for 15 years) equal to 70% of the participant's salary and bonuses during the 12 months before retirement offset by the participant's Social Security benefit and the amount of the participant's benefit from the Company's qualified pension plan if it were paid in the form of a single life annuity. A participant who retires early (after 10 years of service and age 55) or who terminates before retirement with a vested benefit in the Plan will be paid a reduced amount. If a participant dies while still employed, his or her beneficiary will be paid the actuarial equivalent of the participant's benefit in 15 annual installments. At any time after a change in control or following termination of employment, a participant is entitled to receive upon request a lump sum distribution of 90% of his or her benefits in the Plan with forfeiture of the remaining benefits. The Board of Directors has the right to amend, suspend, or terminate the Plan, but no such action can reduce the benefits already accrued. The Company has purchased insurance on the lives of most of the participants to provide sufficient revenues to satisfy the benefit obligations payable under this Plan. The estimated annual benefits payable under the Plan upon retirement at age 65 for each of the Named Officers, assuming salary is unchanged from 1997, and bonus determined by actuarial assumptions based on past financial performance, is as follows: Mr. MacFarlane, $102,363, Mr. Scheel, $20,977, Mr. Muehlhausen, $22,397, Mr. Kjellerup, $18,569, and Mr. Myster, $20,164.

  On January 15, 1998, the Company announced that it will offer a voluntary early retirement program to all nonunion employees who were at least age 55 as of December 31, 1997. Under the program, early retirement reductions will be eliminated under the Pension Plan and five years of additional service will be credited for purposes of Pension Plan calculations and medical plan eligibility. Eligible employees who elect early retirement will receive, at their option, either a $750 monthly supplement and medical coverage at current retiree rates until age 62 or a $500 monthly supplement with medical coverage at the current active employee rates until age 62. In addition, the vesting requirements, early retirement reductions and ten-year service requirements will be waived under the Executive Survivor and Supplemental Retirement Plan for participants who elect early retirement. Retirement benefits under the Executive Survivor and Supplemental Retirement Plan for participants who elect early retirement will be calculated based on the enhanced Pension Plan benefits discussed above and the expected Social Security benefit at age 62. Enrollment period for the early retirement program is February 5 to March 23, 1998.

  Severance Agreements

  The Company has entered into change of control severance
  agreements (the "Severance Agreements") with each of its executive
  officers, including the Named Officers.   The Severance Agreements
  provide for certain payments and other benefits if, following a Change in Control, the Company terminates the officer's employment without Cause or the officer terminates his employment for Good Reason. Such payments and benefits include:(i) severance pay equal to three times the officer's salary (at the highest annual rate in effect during the three years prior to the termination) and benefits; (ii) a lump-sum payment equal to the difference between (a) the actuarial equivalent of the benefit the officer would have received under the Company's Pension Plan if he had remained employed by the Company at the compensation level provided by the Severance Agreement for three years following the date of termination and (b) the actuarial equivalent of the benefit to which he is otherwise then entitled under the Pension Plan; (iii) the payment of legal fees and expenses relating to the termination; (iv) the termination of any noncompetition arrangement between the Company and the officer; and (v) a gross-up payment for any excise tax imposed on such payments or benefits and for any tax imposed on such gross-up. Under the Severance Agreements, "Cause" is defined as willful and continued failure to perform duties and obligations or willful misconduct materially injurious to the Company; "Good Reason" is defined to include a change in the employee's responsibility or status, a reduction in salary or benefits, or a mandatory relocation; and "Change in Control" is defined to include a change in control of the type required to be disclosed under Securities and Exchange Commission proxy rules, acquisition by a person or group of 35% of the outstanding voting stock of the Company, a proxy fight or contested election which results in Continuing Directors (as defined) not constituting a majority of the Company's Board of Directors, or another event the majority of the Continuing
  Directors determines to be a change in control.

                           Stock Performance Graph

  The graph below compares the cumulative total shareholder return on the Company's Common Shares for the last five fiscal years with the cumulative total return of the NASDAQ Market Index and the Edison Electric Institute Index over the same period (assuming the investment of $100 in each vehicle on December 31, 1992, and reinvestment of all dividends).

  Comparison of five-year Cumulative total return among Otter Tail Power, NASDAQ Market Index, and Edison Electric Institute Index.

                         1993    1994     1995     1996     1997

  Otter Tail Power      106.56  108.22   125.22   118.52   147.66
  NASDAQ                119.95  125.94   163.35   202.99   248.30
  EEI Index             111.15   98.29   128.78   130.32   166.00

                            Approval of Auditors

  There will be presented to the Annual Meeting a proposal to approve the appointment by the Board of Directors of the firm of Deloitte & Touche LLP as the Certified Public Accountants to audit the accounts of the Company for 1998. This firm has no direct or indirect financial interest in the Company. A partner of the certified public accounting firm of Deloitte & Touche LLP will be present at the Annual Meeting to answer questions and to make a statement if he desires to do so. It is the intention that the Proxies, unless otherwise directed thereon, will be voted in favor of said approval.

          Shareholder Proposals for 1999 Annual Meeting

  Any holder of Common Shares of the Company who intends to present a proposal which may properly be acted upon at the 1998 Annual Meeting of Shareholders of the Company must submit such proposal to the Company so that it is received at the Company's principal executive offices at Box 496, Fergus Falls, Minnesota 56538-0496, on or before November 13, 1998, for inclusion in the Company's Proxy Statement and form of Proxy relating to that meeting.

                           Other Business

  As of the date hereof, the Board of Directors of the Company does not know of any matters to be presented to the meeting other than as described above. If any other matters properly come before the meeting, it is intended that the Proxies will vote thereon at their discretion.

  A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, including financial statements and schedules thereto, filed with the Securities and Exchange
  Commission, is available without charge to shareholders. Address written requests to:

                         The Corporate Secretary
                         Otter Tail Power Company
                         Box 496
                         Fergus Falls, MN  56538-0496

  Dated:  March 13, 1998        By order of the Board of Directors
                                JAY D. MYSTER, Corporate Secretary